SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
CNPJ/ME 76.483.817/0001-20 – NIRE 41300036535 – CVM Registration 1431-1
B3 (CPLE3, CPLE5, CPLE6)
NYSE (ELP, ELPC)
LATIBEX (XCOP, XCOPO)

Disclosure of Material Shareholding Disposal

COPEL (the “Company”) hereby informs its shareholders and the market in general that, in compliance with CVM Resolution No. 44/2021, as amended by CVM Resolution No. 60/2022, it received notification from SPX Gestão de Recursos Ltda. on December 23, 2025, informing it of the disposal of part of its shareholding in the Company, now holding a total of 104,528,334 (one hundred and four million, five hundred and twenty-eight thousand, three hundred and thirty-four) common shares, representing approximately 3.50% of the total shares issued by Copel, as shown in the correspondence below.

Curitiba, December 24, 2025

Felipe Gutterres

Vice-President of Financial and Investor Relations

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

Rio de Janeiro, 23 de Dezembro de 2025. Ao Diretor de Relações com Investidores da CIA PARANAENSE DE ENERGIA - COPEL Rua José Izidoro Biazetto, nº 158, Bloco A. Campo Comprido, Curitiba, PR, Brasil. CEP: 81200-240. Sr. Felipe Gutterres Ramella. E-mail: ri@copel.com Re.: Participação relevante em CPLE3 – CIA PARANAENSE DE ENERGIA - COPEL (“Companhia”). Prezado DRI, A SPX Gestão de Recursos Ltda., inscrita no CNPJ sob o nº 12.330.774/0001-60 (“SPX Gestão”), na qualidade de gestora de fundos de investimento (“Fundos”) vem, por meio desta, informar que, nos termos da Resolução CVM nº 44/21: (i) em negociações realizadas ao longo dos últimos dias, os Fundos realizaram operações que culminaram com a alienação de sua participação relevante em ações ordinárias de emissão da Companhia (CPLE3), incluindo operações de ADRs e aluguéis de ações, passando a deter, em conjunto, 104.528.334 ações ordinárias de emissão da Companhia, que representam aproximadamente 3,50% das ações ordinárias de emissão da Companhia; (ii) em relação às operações de aluguel referidas no item (i) acima, os Investidores possuem 44.017.197 ações ordinárias em aluguel tomado; (iii) ainda, os Fundos possuem posição vendida em 168.060 ADRs e posição comprada em 70.765.694 instrumentos financeiros derivativos com previsão de liquidação exclusivamente financeira referenciados por ações ordinárias de emissão da Companhia; e (iv) não existe qualquer acordo ou contrato regulando o exercício do direito de voto ou a compra e venda de valores mobiliários de emissão da Companhia pelos Fundos geridos pela SPX. Sendo o que nos cumpria para o momento, permanecemos à disposição para quaisquer esclarecimentos. Caso se faça necessário, favor entrar em contato com Katherine Prado Pires Albuquerque, por meio do e-mail: legal.br@spxcapital.com. Atenciosamente, SPX GESTÃO DE RECURSOS LTDA. Docusign Envelope ID: 928949D4-7A90-4D78-B495-C65E2739483C

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date December 24, 2025

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.